Mail Stop 4561
								July 21, 2006

Bryan Abboud
Chief Executive Officer
Global Entertainment Holdings/Equities, Inc.
703 Waterford Way, Suite 690
Miami FL

Re:	Global Entertainment Holdings/Equities, Inc.
  	Revised Preliminary Proxy Statement on Schedule 14A
      Filed on June 27, 2006
	File No. 0-27637

Dear Mr. Abboud:

      We have reviewed the revised proxy statement and have the following comments. Unless otherwise noted, all references to prior comments relate to our letter dated May 4, 2006.
Revised Preliminary Proxy on Schedule 14A

Summary Term Sheet, page 1

The Parties to the Reverse Merger and the Share Exchange
Agreement,
page 1
1. Please describe more specifically the services rendered by the three consultants/agents in exchange for 500,000 shares of Global Entertainment`s common stock. Supplementally tell us the names of the consultants and tell us whether they are affiliated with either
V.I.P. or Bayshore. Include a separate and materially complete discussion concerning this aspect of the transaction in an appropriate location in the proxy statement.
2. Please refer to prior comment 8. Please explain the reference to the elimination of preemptive rights described in the second risk factor on page 67.

Summary:  Questions and Answers About the Proposals

Q: What Will Global Entertainment Shareholders Receive Under the Asset Sale? page 7
3. Please expand your answer to compare the anticipated dividend distribution to the market price of your common stock as of a recent date. We note in other places in the document that you compare the dividend distribution to the market price at the "Fairness Opinion Date." In the places in the prospectus where you make this comparison, please define the "Fairness Opinion Date." In that regard, it is unclear if the Fairness Opinion Date is the date on the cover of the fairness opinion, June 10, 2006, or the date upon which the opinion is based, which appears to be February 27, 2006. Please compare the dividend distribution to a recent market price of your common stock. In addition, here and in all other places where you discuss the dividend distribution, please clearly state that the dividend distribution is taxable.

Proposal I:  Sale of Assets, page 21
4. Please refer to prior comments 10 and 11. Although you have provided a discussion of the terms of the asset sale, it does not appear that you have provided a discussion of the negotiation of the terms of the sale agreement with V.I.P. We note your disclosure that the terms "are substantially the same as initially proposed by V.I.P.
Management Services." Were any significant proposals and counter-proposals made by the selling and purchasing parties? What was the basis for the purchase price initially proposed and, if different, the price finally agreed upon by the parties? Describe any negotiations with respect to material terms other than price.
5. Briefly describe nature of the debt owed to V.I.P. that forms part of the purchase price.

Interests of Certain Affiliates, page 27
6. Please expand the discussion in the section to describe briefly the "transition services" to be performed by Mr. Abboud and the "cash consideration payable by Mr. Abboud" for which he will receive "certain unfinished software codes and a license in perpetuity to use certain software codes that will be sold to V.I.P. Management Services under the asset purchase." For what length of time will Mr.
Abboud perform such transitional services? Confirm that Mr. Abboud will not receive any consideration other than the software codes and license in exchange for his services and cash consideration to be paid by him. Supplementally provide us with a copy of any contractual agreements between V.I.P. and Mr. Abboud.
7. Please explain in greater detail the accrued liabilities in Bayshore referenced on page 32 due to the officers and other affiliates for "compensation and consulting" from inception to December 31, 2005. Please disclose the other components that make up the total amount of $360,000.


Fairness Opinion, page 34
8. Please provide us with a better explanation of the basis for the
Stenton Leigh fairness opinion. In particular, the opinion states that, as of February 27, 2006, the Transaction is fair from a financial point of view to the Global Entertainment stockholders. Please explain how a fairness opinion based in February is relevant to the current transaction, which involves as a precondition an asset sale that was not even contemplated until May 12, 2006. Please tell us whether Stenton Leigh performed any evaluations or reevaluations after the emergence of the VIP acquisition offer.
9. Please refer to prior comment 20. We note that you provided copies of the Evans and Trugman reports; however, it does not appear that you revised the disclosure in response to our comment. We therefore reissue our prior comment. Please briefly discuss the relevant portions of the Evans and Trugman valuations and the bases for their conclusions regarding the valuation of the company.
10. In addition, please provide us with an analysis of the appropriateness of the reliance on the Evans and the Trugman reports, which are dated November and September 2005, respectively. Please tell us whether the financial condition of the company today is comparable to that of 8 and 10 months earlier, such that discussion of these valuations may be relevant.
11. Please refer to prior comment 21. Consistent with your response, please identify the companies used in the comparable company analysis in the proxy statement and disclose how the enterprise and equity value ranges were derived for Global Entertainment and Bayshore from the selected multiple ranges of the comparable companies.
12. Please refer to prior comment 23. Your response focuses almost entirely on why the transactions are fair to shareholders based solely on facts relating to Global Entertainment, such as book value, historic trading price and future profit potential. While this is material information to investors and should be disclosed in the proxy in a similar plain English manner, our prior comment focused on the conclusions of Stenton Leigh under each of the analyses described in the opinion. Please revise the proxy statement to provide a conclusion of Stenton Leigh as to whether the transaction is considered favorably or unfavorably under each analysis.

Proposal II  Increase Authorized Shares of Common Stock, page 42
13. We note your disclosure that Bayshore principals have provided assurances that funds are "readily available" to support the $30 million capital injection required by Bayshore to realize its business plan. See page 38 under the heading Valuation Overview. We further note that Bayshore intends to raise funds through "a convertible financial instrument with conversion features above any transaction contemplated herein." Include here a discussion of Bayshore`s plans to issue convertible financial instruments to raise
$30 million.

Proposal III  Reverse Stock Split, page 44
14. We note your statement that the in the event the reverse merger is not approved or consummated, "this proposal may not be implemented." Please clarify whether you mean by that statement that the proposal to implement the reverse split is contingent on the consummation of the reverse merger.
15. Please disclose, in a table similar to the one used in proposal
2, the number of shares your common and preferred stock that will be:
(i) issued and outstanding; (ii) authorized and reserved for issuance; and (ii) authorized but unreserved as a result of the adoption of the reverse stock split.
16. Please be advised of the requirements of Rule 10b-17 with respect to the record date. The rule sets out procedural and substantive requirements concerning providing notice of the reverse split to the
NASD. Note that the notification requirement is not limited to Nasdaq or exchange-listed companies but applies to any issuer of a class of securities that is publicly traded.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please direct any questions you may have to Maryse Mills-
Apenteng at 202-551-3457 or, in her absence, to Anne Nguyen at 202-
551-3611. If you need further assistance, please contact the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director
Bryan Abboud
Global Entertainment Holdings/Equities, Inc.
July 21, 2006
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